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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                 THE 3DO COMPANY
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

           Options to Purchase Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    88553W204
        (CUSIP Number of Class of Securities of Underlying Common Stock)

                                 James Alan Cook
                  Executive Vice President and General Counsel
                                 The 3DO Company
                                200 Cardinal Way
                         Redwood City, California 94063
                                 (650) 385-3000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                                Neil Wolff, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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          Transaction Valuation*                Amount of Filing Fee
--------------------------------------------------------------------------------
              $ 1,634,059.00                           $150.33
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*     Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,545,100 shares of common stock of The 3DO Company having an aggregate value of $1,634,059 as of October 22, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing Party: Not applicable.
                          Date Filed: October 23, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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


Item 1. Summary Term Sheet.

      The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options for New Options dated October 23, 2002 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit
(a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)   Name and Address.

      The name of the issuer is The 3DO Company, a Delaware corporation ("3DO" or the "Company"). The address of its principal executive offices is 200 Cardinal Way, Redwood City, California 94063. The telephone number at that address is (650) 385-3000.

(b)   Securities.

      This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible persons to exchange options with exercise prices greater than or equal to $5.76 per share that are currently outstanding under The 3DO Company 1993 Incentive Stock Plan (the "1993 Stock Plan) to purchase an aggregate of approximately 2,480,080 shares of the Company's Common Stock, par value $0.01 per share ("Option Shares"), for new options that will be granted under either the 2002 Stock Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. Eligible persons are all holders of stock options eligible to be tendered pursuant to the Offer to Exchange who (i) reside in the United States, (ii) hold their options as of the date the Offer to Exchange commences and through the date the tendered options are cancelled and (iii) are not non-employee members of the Boards of Directors of the Company and its subsidiaries.

      Eligible persons may exchange options with exercise prices greater than or equal to $5.76 per share.

      As of October 21, 2002, options to purchase 2,750,694 shares of our Common Stock were issued and outstanding, of which options to purchase approximately 2,480,080 shares of our Common Stock, constituting approximately 90%, were held by eligible persons and were eligible for exchange in the Offer to Exchange.

      The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," Section 1 ("Eligibility"), Section 2 ("Number of options; expiration date"), Section 6 ("Acceptance of options for exchange and issuance of new options"), and Section 9 ("Source and amount of consideration; terms of new options") is incorporated herein by reference. The information set forth in Schedule B to the Offer to Exchange is incorporated herein by reference.

(c)   Trading Market and Price.

      The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)   Name and Address.


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

      The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)   Material Terms.

      The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility"), Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the Offer; accounting consequences of the Offer"), Section 13 ("Legal matters; regulatory approvals"), Section 4 ("Material income tax consequences and certain other considerations for employees who are tax residents outside of the United States") and Section 5 ("Extension of Offer; termination; amendment") are incorporated herein by reference.

(b)   Purchases.

      The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)   Agreements Involving the Subject Company's Securities.

      The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated by reference. The eligible option plans and option agreements attached hereto as Exhibits (d)(1) and (d)(2) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.

      The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

(b)   Use of Securities Acquired.

      The information set forth in the Offer to Exchange under Section 6 ("Acceptance of options for Exchange and issuance of new options") and Section 12 ("Status of options acquired by us in the Offer; accounting consequences of the Offer") is incorporated herein by reference.

(c)   Plans.

      The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.


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

Item 7. Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.

      The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

(b)   Conditions.

      Not applicable.

(d)   Borrowed Funds.

      Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)   Securities Ownership.

      The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") and Schedule B ("Beneficial Ownership Table") is incorporated herein by reference.

(b)   Securities Transactions.

      The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.

      Not applicable.

Item 10. Financial Statements.

(a)   Financial Information.

      The information set forth (i) in the Offer to Exchange under Section 10 ("Information concerning The 3DO Company"), Section 17 ("Additional information") and Section 18 ("Financial information"), (ii) on pages 52 through 77 of 3DO's Annual Report on Form 10-K for its fiscal year ended March 31, 2002, is incorporated herein by reference and (iii) on pages 3 through 14 of 3DO's Quarterly Report on Form 10-Q for its first fiscal quarter ended June 30, 2002, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

(b)   Pro Forma Information.

      Not applicable.

(c)   Summary Information.


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

      The information set forth in the Offer to Exchange under Section 18 ("Financial information") is hereby incorporate by reference.

Item 11. Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.

      The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

      On October 1, 2002, the Company entered into a transaction where it borrowed $3,000,000 from its CEO, William M. Hawkins III. The indebtedness owing to William M. Hawkins III is evidenced by a secured bridge note (the "Note"). The Note is secured by all of the Company's assets pursuant to the terms and conditions set forth in a security agreement (the "Security Agreement") issued by 3DO in favor of William M. Hawkins III. A copy of the Note is attached as
Exhibit 10.1 and a copy of the Security Agreement is attached as Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 7, 2002. The indebtedness evidenced by the Note is subordinated to the indebtedness owing by 3DO to GE Capital Commercial Services, Inc. under a Loan and Security Agreement dated as of June 27, 2002, filed as Exhibit 10.14 to the Company's Form 10-K filed with the Securities and Exchange Commission on July 1, 2002. The terms by which the Note is subordinated are more fully set forth in a subordination agreement (the "Subordination Agreement") entered into by and among the Company, William H. Hawkins III and GE Capital Commercial Services, Inc. A copy of the Subordination Agreement is attached as Exhibit 10.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 7, 2002 .

(b)   Other Material Information.

      Not applicable.

Item 12. Exhibits.

(a)   (1)     (i)    Offer to Exchange Certain Outstanding Options for New
                     Options, dated October 23, 2002.

              (ii)   Memorandum from Trip Hawkins dated October 23, 2002.

              (iii)  Election Form.

              (iv)   Form of Notice to Withdraw from the Offer.

              (v)    Form of Promise to Grant Stock Option(s).

              (vi)   Form of E-mail confirmation of receipt of Election Form.

              (vii) Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.

              (viii) Form of E-mail reminder about Expiration of Offer.

              (ix) Form of E-mail notification of acceptance and cancellation of tendered options.

              (x) The 3DO Company Annual Report on Form 10-K for its fiscal year ended March 31, 2002, previously filed with the Securities and Exchange Corporation on July 1, 2002, and incorporated herein by reference.


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              (xi)   The 3DO Company Quarterly Report on Form 10-Q for the
                     quarter ended June 30, 2002, previously filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

(b)   Not applicable.

(d)   (1)     The 3DO Company 1993 Incentive Stock Plan and form of agreement thereunder.

      (2)     The 3DO Company 2002 Stock Plan and form of agreement thereunder.

(g)   Not applicable.

(h)   Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)   Not applicable.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                  THE 3DO COMPANY

                                  By: /s/
                                      -----------------------------------------
                                      William M. Hawkins III
                                      Chairman of the Board and Chief Executive
                                      Officer

Date: October 23, 2002


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                                INDEX TO EXHIBITS

     Exhibit
     Number                              Description
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(a)(1)(i)         Offer to Exchange Certain Outstanding Options for New Options,
                  dated October 23, 2002.

(a)(1)(ii)        Memorandum from Trip Hawkins dated October 23, 2002.

(a)(1)(iii)       Election Form.

(a)(1)(iv)        Form of Notice to Withdraw from the Offer.

(a)(1)(v)         Form of Promise to Grant Stock Option(s).

(a)(1)(vi)        Form of E-mail confirmation of receipt of Election Form.

(a)(1)(vii) Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.

(a)(1)(viii)      Form of E-mail reminder about Expiration of Offer.

(a)(1)(ix) Form of E-mail notification of acceptance and cancellation of tendered options.

(a)(1)(x) The 3DO Company Annual Report on Form 10-K for its fiscal year ended March 31, 2002, previously filed with the Securities and Exchange Corporation on July 1, 2002 and incorporated herein by reference.

(a)(1)(xi) The 3DO Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, previously filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(d)(1) The 3DO Company 1993 Incentive Stock Plan and form of agreement thereunder.

(d)(2) The 3DO Company 1995 Director Option Plan and form of agreement thereunder.

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